Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Qualified Retirement Plans Committee of
   First Niagara Financial Group, Inc.:
We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 000-23975) pertaining to the First Niagara Financial Group 401(k) Plan of our report dated June 25, 2009, relating to the statements of net assets available for benefits of the First Niagara Financial Group 401(k) Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at year end) as of December 31, 2008, which report is included in the Annual Report (Form 11-K) of the First Niagara Financial Group 401(k) Plan for the years ended December 31, 2008 and 2007.
/s/ Bonadio & Co., LLP
June 25, 2009